Filed Pursuant to Rule 433

Registration No. 333-151432

March 13, 2009

Pricing Term Sheet

Issuer:	Union Electric Company d/b/a AmerenUE
Ratings (Moody’s/S&P/Fitch):	Baa1 (stable)/BBB (stable)/A (stable)
Issue:	8.45% Senior Secured Notes due 2039
Offering Size:	$350,000,000
Coupon:	8.45% per annum
Trade Date:	March 13, 2009
Settlement Date:	March 20, 2009
Maturity:	March 15, 2039
Treasury Benchmark:	4.50% due May 15, 2038
US Treasury Spot:	115-02
US Treasury Yield:	3.656%
Spread to Treasury:	+482.5 basis points
Re-offer Yield:	8.481%
Price to Public (Issue Price):	99.667%
Gross Proceeds:	$348,834,500
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2009
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 50 basis points
Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
CUSIP:	906548 CH3
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunners:	Barclays Capital Inc., BNY Mellon Capital Markets, LLC and Mitsubishi UFJ Securities (USA), Inc.
Co-managers:	Fifth Third Securities, Inc. and U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663, BNY Mellon

Capital Markets, LLC collect at 1-212-635-8974 or Mitsubishi UFJ Securities (USA), Inc. collect at 1-212-782-6940.